SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Community Financial Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

20365L 100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20365L 100

1)	NAME OF REPORTING PERSON Community Financial Employee Stock Ownership and 401(k) Profit Sharing Plan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 54-1476356
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER -0-
	6)	SHARED VOTING POWER 244,794
	7)	SOLE DISPOSITIVE POWER -0-
	8)	SHARED DISPOSITIVE POWER 244,794

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,794
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 20365L 100

ITEM 1(a)	NAME OF ISSUER: Community Financial Corporation (the "Corporation)
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 38 North Central Avenue Staunton, Virginia 24401
ITEM 2(a)	NAME OF PERSON FILING: Community Financial Employee Stock Ownership and 401(k) Profit Sharing Plan (the "KSOP")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The business address of the KSOP is: c/o Community Financial Corporation 38 North Central Avenue Staunton, Virginia 24401
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 20365L 100

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4
OWNERSHIP:

The KSOP holds an aggregate of 244,794 shares of Common Stock (5.6% of the outstanding shares), with respect to which the plan trustee (the "Trustee") has shared voting and dispositive powers.

The Trustee may be deemed to beneficially own the 244,794 shares held by the KSOP.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the KSOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the KSOP, participants in the KSOP are entitled to instruct the Trustee as to the voting of the shares allocated to their KSOP accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the KSOP which have not been allocated to participant accounts in the manner directed under the KSOP.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CENTRAL PERSON Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	COMMUNITY FINANCIAL EMPLOYEE STOCK OWNERSHIP AND 401(k) PROFIT SHARING PLAN
	By:	Stellar One Bank as Trustee

	By:	/s/ Lori B. Furrow
	Name:	Lori B. Furrow
	Title:	Assistant Vice President and Operations Specialist

Date: February 13, 2009	STELLARONE BANK
	By:	/s/ Lori B. Furrow
	Name:	Lori B. Furrow
	Title:	Assistant Vice President and Operations Specialist

February 13, 2009

Community Financial Employee Stock
Ownership and 401(k) Profit Sharing Plan
38 North Central Avenue
Staunton, Virginia  24401

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

STELLARONE BANK

By:	/s/ Lori B. Furrow
Name: Lori B. Furrow Title: Assistant Vice President and Operations Specialist

COMMUNITY FINANCIAL EMPLOYEE STOCK OWNERSHIP
AND 401(k) PROFIT SHARING PLAN

By:	StellarOne Bank as Trustee

By:	/s/ Lori B. Furrow
Name: Lori B. Furrow Title: Assistant Vice President and Operations Specialist